Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated September 24, 2018, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ESSENDANT INC.

at

$12.80 Net Per Share

Pursuant to the Offer to Purchase dated September 24, 2018

by

EGG MERGER SUB INC.,

a direct wholly owned subsidiary of

EGG PARENT INC.

and an affiliate of

STAPLES, INC.

Egg Merger Sub Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Essendant Inc., a Delaware corporation (the “Company”), at a purchase price of $12.80 per Share, net to the seller in cash, without interest (such amount per Share, or any higher amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Tendering stockholders who are record owners of their Shares and tender directly to Equiniti Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Instruction to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M.,

NEW YORK CITY TIME, ON OCTOBER 22, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018 (the “Merger Agreement”), by and among the Company, Parent, Purchaser and Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser (“Staples”). The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned, directly or indirectly, by Parent or Purchaser or the Company (as treasury stock or otherwise), (ii) the Company’s equity compensation and cash awards and (iii) Shares owned by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with the applicable provisions of, the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon consummation of the Merger, the Company will cease to be a publicly traded company.

The purpose of the Offer is for Staples and Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to Section 251(h) of the DGCL, subject to the satisfaction of certain conditions.

The Merger Agreement provides, among other things, that subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions (as defined below), Purchaser will (and Parent will cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment and (ii) at or as promptly as practicable following the Expiration Time (and in any event no later than the business day immediately following the date on which the Expiration Time occurs), pay the aggregate Offer Price (by delivery of funds to the Depositary) for, all Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent will provide (or cause to be provided to Purchaser) the consideration necessary for Purchaser to comply with the obligations to accept for payment and pay for such Shares. Staples agreed to guarantee the obligations of Parent and Purchaser under the Merger Agreement.

Effective September 14, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) by unanimous vote of all directors present (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger, the “Contemplated Transactions”) are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer. The Company Board recommends that Company stockholders accept the Offer and tender their Shares in the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser, any other subsidiary of Parent or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL) of a majority of the Shares then outstanding, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. None of Staples, Parent or Purchaser foresees any circumstance or development that would prevent the completion of the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Staples, Parent, Purchaser and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things: (a) there having been validly tendered and “received” (as defined Section 251(h)(6) of the DGCL) in the Offer and not properly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on October 22, 2018 (such time, or such later time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”) that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) that, together with the number of Shares then owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), represents a majority of the Shares then outstanding (the “Minimum Condition”); (b) the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”); (c) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or shall have been terminated; and (d) no applicable law and no order, writ, judgment, injunction, decree, stipulation, determination or award issued by a governmental authority of competent jurisdiction, whether temporary, preliminary, or permanent, shall be in effect that prohibits, restrains, enjoins, or makes illegal the consummation of the Offer or the Merger.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in the Offer to Purchase. Purchaser expressly reserves the right, in its sole discretion, to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition and the Termination Condition) and (iii) modify the terms of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) reduce the number of Shares purchased in the Offer, (D) amend, modify or waive the Minimum Condition or the Termination Condition, (E) add to the Offer Conditions, make any Offer Condition more difficult to satisfy or otherwise modify any Offer Condition in a manner that would delay the consummation of the Offer, (F) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (G) reduce the time period during which the Offer shall remain open, (H) extend the Expiration Time other than in accordance with the Merger Agreement or (I) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares (other than Parent, Purchaser and their respective affiliates) or the Company.

The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Condition) is not satisfied (other than the condition that Parent shall have received a certificate signed on behalf of the Company by a duly authorized representative of the Company certifying the satisfaction of certain conditions of the Offer (the “Officer Certificate Condition”), which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) or such longer period as Staples, Parent, Purchaser and the Company may agree in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Condition (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

Notwithstanding anything to the contrary in the foregoing, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than 11:59 p.m., New York City time, on March 8, 2019, (b) subject to the following clause (c), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied and (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff, or the Nasdaq Global Select Market.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Company stockholders may be paid at different times depending upon when the above-listed items are actually received by the Depositary.

Under no circumstances will interest on the Offer Price for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. In addition, tenders of Shares may be withdrawn at any time after November 22, 2018, the date that is sixty (60) days from the date of the Offer to Purchase.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

All questions as to the validity, form eligibility (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if Purchaser’s determination is challenged by a Company stockholder. None of Purchaser, the Depositary, D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash in exchange for Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal and the other exhibits to the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Staples with the U.S. Securities and Exchange Commission contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders may call toll free: (800) 870-0126

Banks and Brokers may call collect: (212) 269-5550

September 24, 2018